UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35553 / April 23, 2025

_____

In the Matter of   :
                                                                                                          :
Wilshire Private Assets Fund   :
Wilshire Private Assets Master Fund   :
BVK Europe Opportunities Fund I, L.P.   :
BVK Europe Opportunities Fund II, L.P.   :
BVK Europe Opportunities Fund III, L.P.   :
BVK Europe Opportunities Fund IV, L.P.   :
Summit Hill Credit Fund, L.P.   :
Summit Hill Real Assets Fund, L.P.   :
Summit Hill Alternative Yield Fund, L.P.   :
Wilshire BVV Europe Venture Fund, L.P. (Series I)   :
Wilshire BVV Europe, L.P. (Series I)   :
Wilshire BVV Europe, L.P. (Series II)   :
Wilshire BVV Europe, L.P. (Series III)   :
Wilshire BVV Europe, L.P. (Series IV)   :
Wilshire BVV Europe, L.P. (Series V)   :
Wilshire BVV Europe, L.P. (Series VI)   :
Wilshire BVV Europe, L.P. (Series VII)   :
Wilshire BVV U.S., L.P. (Series I)   :
Wilshire BVV U.S., L.P. (Series II)   :
Wilshire BVV U.S., L.P. (Series III)   :
Wilshire BVV U.S., L.P. (Series IV)   :
Wilshire BVV U.S., L.P. (Series V)   :
Wilshire BVV U.S., L.P. (Series VI)   :
Wilshire BVV U.S., L.P. (Series VII)   :
Wilshire BVV U.S., L.P. (Series VIII)   :
Wilshire Global Private Markets Fund IX, L.P.   :
Wilshire New Waves Fund, L.P.   :
Wilshire Private Credit Annual Fund Series, L.P.   :
2022 Wilshire Private Credit Annual Fund Series, L.P.   :
2025 Wilshire Private Credit Annual Fund Series, L.P.   :
Wilshire Private Equity Annual Fund Series, L.P.   :
2022 Wilshire Private Equity Annual Fund Series, L.P.   :
Wilshire Private Markets Family Office Fund I, L.P.   :
Wilshire Private Markets Family Office Fund II, L.P.   :
Wilshire Private Markets Family Office Fund III, L.P.   :
Wilshire Private Markets Family Office Fund IV, L.P.   :
Wilshire Private Markets Real Estate Family Office Fund I, L.P.   :

Mill Creek Wilshire Private Equity 2022, L.P.   :
Mill Creek Wilshire Private Equity 2024, L.P.   :
Wilshire-BBI UK VC Co-Invest LP   :
Wilshire European Venture Capital Fund II SCSp   :
Wilshire European Venture Capital Fund III SCSp   :
Wilshire MNCPPC Employees' Retirement System Global, L.P.   :
Wilshire MNCPPC Employees' Retirement System Global, L.P. (Series II)   :
Wilshire MNCPPC Employees' Retirement System Global, L.P. (Series III)   :
Wilshire European Private Markets Fund VIII, L.P.   :
Wilshire Private Markets Opportunities Fund II-B, L.P.   :
Wilshire U.S. Private Markets Fund VII, L.P.   :
Wilshire U.S. Private Markets Fund VIII, L.P.   :
Wilshire Asia Private Markets Fund VIII, L.P.   :
Rio Grande Wilshire Alternative Yield Solutions Fund, LP   :
Rio Grande Wilshire Offshore Alternative Yield Solutions Ltd.   :
Wilshire Advisors LLC   :
                                                                                       :
1299 Ocean Avenue, Suite 600   :
Santa Monica, CA 90401   :
                                                                                       :
(812-15664)   :
                                                                                       :

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Wilshire Private Assets Fund, *et al*. filed an application on November 29, 2024 and amendments
to the application on February 28, 2025 and March 20, 2025, requesting an order under sections
17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act
that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4)
of the Act and rule 17d-1 under the Act. The order would permit certain business development
companies and closed-end management investment companies (collectively, the "Regulated
Funds") to co-invest in portfolio companies with each other and with certain affiliated
investment entities.

On March 25, 2025, a notice of the filing of the application was issued (Investment Company
Act Release No. 35508). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Wilshire Private Assets Fund, *et al*. (File No. 812-15664) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.